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Exhibit (a)(1)(I)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated March 7, 2008. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Criticare Systems, Inc.

at $5.50 per Share
by
Packer Acquisition Corporation
a wholly-owned subsidiary
of
Opto Circuits (India) Limited

This Offer expires at 5:00 P.M.,
New York time, on April 4, 2008,
Unless the Offer is Extended.

        Packer Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Opto Circuits (India) Limited, a public company organized under the laws of India ("Opto Circuits"), is offering to purchase for cash all outstanding shares of common stock, par value $0.04 ("Shares"), of Criticare Systems, Inc., a Delaware corporation ("Criticare"), at a price of $5.50 per Share, net to the seller in cash (the "Offer Price"), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2008, and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer").

        The Offer to Purchase and related Letter of Transmittal have been filed with the Securities and Exchange Commission (the "SEC") as exhibits to a Schedule-TO and will be mailed to record holders of Shares whose names appear on Criticare's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        Tendering stockholders who have Shares registered in their names and who tender directly to Mellon Investor Services LLC, which is acting as both the information agent and the paying agent ("Mellon Investor Services"), will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

The offer and withdrawal rights will expire at 5:00 P.M., New York time, on
April 4, 2008, unless the Offer is extended.

        The purpose of the Offer is for Opto Circuits, through Purchaser, to acquire control of, and the entire equity interests in, Criticare. Following the consummation of the Offer, Purchaser will be merged with and into Criticare and Criticare will be the surviving corporation (the "Merger").

        The Offer is being made pursuant to the Agreement and Plan of Merger (the "Merger Agreement"), dated February 24, 2008, among Purchaser, Criticare and Opto Circuits, under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger, each outstanding Share (other than Shares held in the treasury of Criticare, owned by Opto Circuits, Purchaser or any subsidiary of Criticare, or held by stockholders who properly demanded and perfected appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in the Offer to Purchase.

        The Offer is subject to various conditions; however, the Offer is not subject to any financing condition. Opto Circuits is a corporation formed under the laws of India and is publicly traded on the Bombay Stock Exchange and the National Stock Exchange of India. Opto Circuits plans to finance the purchase of Shares in the Offer through third party financing from one or more financial institutions in India. In the event that financing may be unavailable and Opto Circuits does not otherwise have sufficient cash to consummate the Offer, Criticare may elect to terminate the Merger Agreement. In such case, Opto Circuits would owe Criticare a one time lump sum payment of $1 million. If Opto Circuits does not have sufficient cash to consummate the Offer and Criticare were to elect not to terminate the Merger Agreement, Criticare would be entitled to sue for specific performance or for damages under the Merger Agreement.

        The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which constitutes at least 65 percent of the total number of outstanding Shares, assuming the exercise of all outstanding Criticare stock options (the "Minimum Tender Condition"), and (b) subject to certain exceptions, no change, event, development or occurrence that has a material adverse effect on the results of operations, financial condition, or assets of Criticare shall have occurred after the date of the Merger Agreement. The Offer is also subject to certain other terms and conditions. See Section 13 of the Offer to Purchase.

        The Criticare board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the Offer and the Merger are advisable and fair to and in the best interests of the holders of Shares. The Criticare board of directors unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

        Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser reserves the right to waive or otherwise modify or amend the terms and conditions of the Offer (provided that the Minimum Tender Condition may be waived only with the prior written consent of Criticare). Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser reserves the right, and under certain circumstances Purchaser may be required, to extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, Purchaser may elect to provide one or more subsequent offering periods, not to exceed 20 business days in the aggregate, upon expiration of the Offer.

        Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date (as defined in Section 1 of the Offer to Purchase).

        For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to Mellon Investor Services of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with Mellon Investor Services, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

        In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by Mellon Investor Services of (a) certificates for such Shares or timely confirmation of the book-entry transfer of such Shares into Mellon Investor Services' account at LaSalle Bank National Association ("LaSalle Bank") pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that, unless Purchaser has previously accepted them for payment, Shares tendered may also be withdrawn at any time after May 2, 2008 (or such date as may apply if the Offer is extended) until Purchaser accepts them for payment. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by Mellon Investor Services at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at LaSalle Bank to be credited with the withdrawn Shares and must otherwise comply with LaSalle Bank's procedures. If certificates for Shares to be withdrawn have been delivered or otherwise identified to Mellon Investor Services, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to Mellon Investor Services as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Opto Circuits, Purchaser, Mellon Investor Services, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

        The receipt of cash as payment for the Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws. See Section 5 of the Offer to Purchase. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.

        The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

        Questions and requests for assistance may be directed to Mellon Investor Services at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be also be directed to Mellon Investor Services or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than Mellon Investor Services) for soliciting tenders of Shares pursuant to the Offer.

The Paying Agent and Information Agent for the Offer is:

Mellon Investor Services LLC
Attn: Corporate Actions Depart., 27th Floor
PO Box 3301
South Hackensack, NJ 07606-3301

Call Toll-Free: (877) 277-2059
Call Collect: (201) 680 - 6654

March 7, 2008

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  Exhibit (a)(1)(I)